EXHIBIT 99.3

EXECUTION VERSION

CONSORTIUM AGREEMENT

among

THE PARTIES NAMED IN SCHEDULE A HERETO,

IDG-ACCEL CHINA GROWTH FUND L.P.,

IDG-ACCEL CHINA GROWTH FUND-A L.P.,

IDG TECHNOLOGY VENTURE INVESTMENT III, L.P.

and

IDG-ACCEL CHINA INVESTORS L.P.

Dated as of May 18, 2015

-i-

-ii-

THIS CONSORTIUM AGREEMENT is made as of May 18, 2015, among IDG-Accel China Growth Fund L.P., IDG-Accel China Growth Fund -A L.P, IDG Technology Venture Investment III, L.P. and IDG-Accel China Investors L.P. (together, “IDG”) and certain equity holders of the Company (as defined below) identified on Schedule A (each, a “Senior Management Member” and, collectively, the “Senior Management Members”). Each of the Senior Management Members and IDG is referred to herein as a “Party” and collectively, the “Parties.”

WHEREAS, the Parties propose to form a consortium (the “Consortium”) to undertake a proposed transaction (the “Transaction”) to acquire Sungy Mobile Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and listed on the NASDAQ Global Select Market (the “NASDAQ”), which would result in a delisting of the Company from the NASDAQ and deregistering the Company under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, as part of the Transaction, the Parties propose to incorporate a new company (“Holdco”) under the laws of the Cayman Islands, and to cause Holdco to incorporate a wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands. At the Closing, the Parties intend that Merger Sub will be merged with and into the Company, with the Company being the surviving company (the “Surviving Company”) and becoming a wholly-owned subsidiary of Holdco;

WHEREAS, prior to the execution of this Agreement, Mr. Yuqiang Deng, chairman and chief executive officer of the Company, and Mr. Zhi Zhu, co-chief operating officer of the Company (both of whom are Senior Management Members), have submitted a preliminary and non-binding proposal attached hereto as Schedule B (the “Proposal”) to the Company’s board of directors (the “Company Board”) in connection with the Transaction;

WHEREAS, following the execution of this Agreement, the Parties will notify the Company of IDG’s willingness to participate in the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Company, including conducting due diligence, (b) discussions regarding the Proposal with the Company, and (c) the negotiation of the terms of definitive documentation in connection with the Transaction.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

PROPOSAL; DEBT FINANCING; HOLDCO OWNERSHIP

Section 1.01 Transaction. The Parties agree to participate in the Transaction on the terms and subject to the conditions set forth in this Agreement.

Section 1.02 Additional Consortium Members. The Senior Management Member Representative (as defined below) and IDG may agree to admit one or more such additional members to the Consortium as Parties, provided that (i) to the extent such new Party’s admission will dilute IDG’s ownership percentage in Holdco, IDG’s ownership percentage in Holdco shall not be lower than 80% of such percentage as currently set forth in Schedule A unless consented to by IDG in writing; and (ii) any such additional Party executes a joinder agreement in a form and substance satisfactory to the Senior Management Member Representative and IDG for such new Party to become a member of the Consortium.

Section 1.03 Authority of Senior Management Member Representative; Joint Consent Rights.

(a) In order to facilitate the Transaction, the Parties agree that the Senior Management Member Representative shall, subject to the terms of this Agreement, serve as the primary negotiator with the Company, the Special Committee and other third parties in respect of the Transaction, including: (a) undertaking and directing due diligence with respect to the Company and its business; (b) engaging in discussions with the Company regarding the Proposal; (c) negotiating in good faith and finalizing with the Special Committee (i) any amendments to the terms of the Proposal and (ii) the terms of the Documentation (including the terms of any other agreements between the Parties required to support the Proposal or to regulate the relationship between the Parties); and (d) other aspects of the Transaction. The Parties shall cooperate with each other and each Party shall provide such assistance as the Senior Management Member Representative and/or IDG, as applicable, may reasonably request in connection with the Proposal and the Transaction. The Parties agree to negotiate in good faith to reach agreement on a shareholders’ agreement that would, among other things, govern the relationship of the shareholders in Holdco following the Closing and contain provisions customary for transactions of this type. This Agreement constitutes only a preliminary arrangement of the Parties with respect to the terms and conditions, and consummation of, the Transaction and does not constitute any binding commitment with respect thereto. Such binding commitment with respect to the Transaction will result only upon agreement upon and execution of the Documentation, and in no event will any Party be obligated without his or her consent to enter into or otherwise be a party to any Documentation.

(b) The Parties further agree that, notwithstanding the Senior Management Member Representative’s role set forth in paragraph (a) above, the material terms and conditions of the Documentation shall require the consent of IDG (which shall not be unreasonably withheld).

Section 1.04 Appointment of Senior Management Member Representative. Without prejudice to Section 1.03, each Senior Management Member hereby irrevocably appoints Mr. Yuqiang Deng, the Chairman and Chief Executive Officer of the Company, as the representative of such Senior Management Member (the “Senior Management Member Representative”) to act on behalf of such Senior Management Member in respect of all matters arising from or in connection with the Proposal, the Transaction and this Agreement, including representing the Senior Management Members in (i) discussions and negotiations with the other Parties in respect of future agreements relating to this Transaction in accordance with and as required by this Agreement, (ii) discussions and negotiations with the Company and/or the Special Committee regarding the Proposal and the Transaction, and (iii) agreeing to terms thereof on behalf of the Senior Management Members and executing all such documents necessary or appropriate in conjunction therewith, provided, that the Senior Management Member Representative shall consult in good faith with the Senior Management Members in making decisions under this Agreement in his capacity as the Senior Management Member Representative; and provided further, that the Senior Management Member Representative shall not have any liability to any Party or other person for any breach of this Agreement by any other Senior Management Member.

Section 1.05 Debt Financing.

(a) The Parties shall use reasonable efforts to arrange debt financing to support the Transaction (the “Debt Financing”) on terms satisfactory to the Parties. In order to facilitate the foregoing, the Senior Management Member Representative shall identify and present to the Consortium banks and other financing sources in connection with the Debt Financing (the “Financing Banks”) and shall, subject to the terms of this Agreement, be the primary negotiator on behalf of the Consortium regarding the terms of the Debt Financing and the definitive Debt Financing documentation. Notwithstanding the foregoing, the Senior Management Member Representative shall not enter into or agree to the material terms and conditions of the Debt Financing with the Financing Banks without the consent of IDG (which shall not be unreasonably withheld). The Parties shall work together and cooperate in good faith in connection with arranging the Debt Financing. Each Party shall provide such assistance in connection with arranging the Debt Financing as may be reasonably requested by the Senior Management Member Representative.

(b) To the extent legally permissible, each of the Parties shall furnish the Financing Banks, as promptly as reasonably practicable, with financial and know-your-client information and execute and deliver such financing documents, certificates and other supporting documentation as are reasonably requested by the Financing Banks in connection with the Debt Financing, subject to appropriate confidentiality undertakings satisfactory to each of the Parties. In addition, each of the Parties shall, to the extent legally permissible, furnish the Financing Banks with information reasonably requested (and in such Party’s possession) by the Financing Banks regarding the financial condition, business, operations and assets of the Company, in order for the Financing Banks to evaluate the Company and the terms of the Debt Financing. Each of the Parties further agrees to reasonably assist in providing information required for the preparation of materials for the Financing Banks, including information memoranda and similar documents required in connection with the Debt Financing. For the avoidance of doubt, nothing in this Section 1.05 shall be construed to create any obligation on the part of any Party to personally pledge any collateral in connection with the Debt Financing, and the obligations of the Parties under this Section 1.05(b) shall be subject to (w) agreement by the Senior Management Member Representative and IDG on the material terms of the Debt Financing, (x) any limitations or other requirements that may be imposed by the Special Committee, (y) the terms and conditions to be set forth in the Merger Agreement or any confidentiality agreements entered into in connection with the Transaction and (z) the fiduciary duties and other obligations of the Parties under applicable laws.

Section 1.06 Share Contribution. In connection with the Transaction and subject to the signing of, and satisfaction or waiver of the conditions set forth in, the Documentation and a shareholders’ agreement among the Parties and Holdco and its subsidiaries that shall become effective upon the Closing (the “Shareholders’ Agreement”), each Party shall at the Closing contribute, or cause to be contributed, to Holdco the number of Company Ordinary Shares and the number of other Securities of the Company (whether held by it or its Affiliates) as set forth in columns (2) and (4) of Schedule A corresponding to its name (the “Rollover Shares”). Any remaining Company Ordinary Shares and other Securities of the Company (whether held by such Party or its Affiliates) as set forth in columns (3) and (5) of Schedule A shall not be contributed to Holdco.

Section 1.07 Holdco Ownership. Unless the Parties otherwise agree, prior to the execution of the Merger Agreement, the Parties shall incorporate Holdco and shall cause Holdco to incorporate Merger Sub. IDG and the Senior Management Member Representative shall negotiate in good faith to agree upon (a) a term sheet (the “Term Sheet”) with respect to the terms and conditions of the Shareholders’ Agreement, (b) the Shareholders’ Agreement, (c) the memorandum and articles of association of Holdco and Merger Sub and (d) the memorandum and articles of association of Merger Sub that upon the Closing shall become the form of the memorandum and articles of association of the Surviving Company. Each Party’s ownership percentage in Holdco shall reflect the respective contributions, financial and otherwise, of such Party and shall be as set forth in Schedule A. Holdco may implement a share incentive plan for its management team in the future, provided that IDG’s ownership percentage in Holdco shall not be diluted solely due to such a share incentive plan, unless consented to by IDG in writing. For the avoidance of doubt, the Parties agree that the obligation of the Parties to purchase and pay for any Holdco shares shall be subject to the satisfaction or waiver of the various conditions to the obligations of Holdco and Merger Sub to be set forth in the Agreement and Plan of Merger or a similar definitive agreement providing for the Transaction (the “Merger Agreement”).

ARTICLE II

INFORMATION SHARING AND ROLES; ADVISORS; APPROVALS

Section 2.01 Information Sharing and Roles.

(a) Each Party shall cooperate with the other Parties in good faith in connection with the Proposal and the Transaction, including by (i) executing and complying with any confidentiality agreements reasonably required by the Company, (ii) participating in meetings and negotiations with the Special Committee, Financing Banks and their advisors (as reasonably requested by the Senior Management Member Representative), (iii) sharing all information reasonably necessary to evaluate the Company, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (iv) providing one another with all information reasonably required concerning any Party or any other matter relating to a Party and its Affiliates in connection with the Transaction and any other information the Senior Management Member Representative and/or IDG, as applicable, may reasonably require in respect of another Party and its Affiliates for inclusion in the Documentation, (v) providing timely responses to requests by one another for information, and (vi) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement. Unless the Senior Management Member Representative otherwise agrees, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, the obligations of the Parties under this Section 2.01(a) shall be subject to (x) any limitations or other requirements that may be imposed by the Special Committee, (y) the terms and conditions to be set forth in the Merger Agreement or any confidentiality agreements entered into in connection with the Transaction and (z) the fiduciary duties and other obligations of the Senior Management Members under applicable laws.

(b) The Parties shall work together in good faith to agree on any necessary public statements about their intentions in relation to the Company. The issuance of any such public statement shall be subject to the approval process and terms of Section 6.01.

Section 2.02 Appointment of Advisors.

(a) The Senior Management Member Representative shall identify and select all Advisors to Holdco and/or the Consortium and determine the scope and other terms of such Advisors’ engagement in connection with the Proposal and the Transaction. The Parties acknowledge that Orrick, Herrington & Sutcliffe LLP has been engaged as international legal counsel to provide international legal services to the Consortium in connection with the Proposal and the Transaction.

(b) If a Party requires legal representation in connection with specific issues arising out of the Proposal or the Transaction or other matters contemplated by the Documentation, it may retain other Advisors to advise it. Any Party that engages any separate Advisors shall provide prior notice to the other Party of such engagement and shall, subject to Section 3.01, be solely responsible for the fees and expenses of any such separate Advisors unless otherwise agreed to by the Parties, which agreement shall not be unreasonably withheld or delayed. The Parties acknowledge that (i) Orrick, Herrington & Sutcliffe LLP has been engaged as international legal counsel to provide international legal services to the Senior Management Members in connection with the Proposal, the Transaction and this Agreement in addition to it acting as the international legal counsel to the Consortium, and (ii) Paul, Weiss, Rifkind, Wharton & Garrison LLP has been engaged as international legal counsel to IDG in connection with the transactions contemplated under this Agreement.

Section 2.03 Approval. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required for the consummation of the Transaction.

ARTICLE III

TRANSACTION COSTS

Section 3.01 Expenses and Fee Sharing.

(a) If the Transaction is consummated then, at or immediately following the Closing, the Surviving Company shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their and the Consortium’s reasonable out-of-pocket costs and expenses incurred in connection with the Transaction, including the reasonable fees, expenses and disbursements of Advisors retained by the Parties (other than fees and costs of any separate Advisors that have been retained by the Parties in accordance with Section 2.02(b), which shall only be reimbursed if such appointments are agreed to in advance by the Parties).

(b) Subject to Section 9.11, if the Transaction is terminated or this Agreement is terminated prior to the Closing pursuant to ARTICLE V (and Section 3.01(c) does not apply), (i) IDG and the Senior Management Members each agree to bear their own out-of-pocket costs and expenses in connection with the Transaction incurred prior to the termination of this Agreement and (ii) the Senior Management Members jointly and severally agree to pay any out-of-pocket costs and expenses that are payable by the Consortium in connection with the Transaction.

(c) If the Transaction is not consummated due to the breach of any provision set forth in ARTICLE IV by one or more Parties, then such breaching Party or Parties shall reimburse any non-breaching Party for all out-of-pocket costs and expenses, including any fees and expenses of (i) the Advisors retained by the Parties (including the fees and costs of any separate Advisors who have been retained by the Parties in accordance with Section 2.02(b)) and (ii) the Financing Banks in connection with the Debt Financing, incurred by such non-breaching Party in connection with the Transaction. The foregoing shall be without prejudice to any rights and remedies otherwise available to a non-breaching Party.

(d) For the avoidance of doubt, the appointments of Orrick, Herrington & Sutcliffe LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP pursuant to Section 2.02 have been approved by IDG and all other Parties for purposes of ARTICLE III.

(e) The Parties shall be entitled to receive in proportion to their allocated equity ownership in Holdco any termination or other fees or amounts payable to Holdco or Merger Sub by the Company pursuant to the Merger Agreement.

ARTICLE IV

EXCLUSIVITY

Section 4.01 Exclusivity Period. During the Exclusivity Period each Party shall:

(a) and shall cause its Representatives to, work exclusively with the other Parties to implement the Transaction and other related matters, including to (i) evaluate the Company; (ii) formulate the terms of the Proposal (or any amendment thereto); (iii) prepare and submit to the Company the Proposal (and any amendments thereto) and the Merger Agreement; (iv) conduct negotiations, prepare and finalize the Documentation in the forms to be agreed by the Senior Management Member Representative and (v) vote, or cause to be voted, at every shareholder or stakeholder meeting (whether by written consent or otherwise) all Securities beneficially owned by such Party and which have voting rights against any Competing Proposal or matter that would facilitate a Competing Proposal and in favor of the Transaction;

(b) not, without the written consent of the other Parties, directly or indirectly, either alone or with or through any of its Representatives acting on behalf of such Party: (i) make a Competing Proposal or join with, or solicit, encourage, facilitate or invite any other person in the making of any Competing Proposal (including through any rollover investment therein); (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal; (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt financing, or contribution of Securities or provision of a voting agreement, in support of any Competing Proposal; (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement; (v) sell, offer to sell or distribute an interest in any Securities, or permit the sale, offer to sale or distribution by any of its Affiliates of an interest in any Securities, in each case to its limited partners (“Specified Transfer”), (vi) acquire (other than pursuant to equity incentive plans of the Company) or dispose of any Securities or directly or indirectly (A) give, pledge, encumber, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to transfer or dispose of (“Transfer”, provided that “Transfer” shall exclude any “Specified Transfer”), an interest in any Securities or permit the Transfer by any of its Affiliates of an interest in any Securities, in each case, except as expressly contemplated under this Agreement and the Documentation, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Securities, or any right, title or interest thereto or therein, or (C) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities, (vi) take any action that could reasonably be expected to have the effect of preventing, disabling or delaying such Party from performing its obligations under this Agreement; or (vii) solicit, encourage, facilitate, induce or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with any other person regarding the matters described in Section 4.01(a) and Section 4.01(b);

(c) immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications (whether conducted by it or any of its Representatives) with all persons conducted heretofore with respect to a Competing Proposal; and

(d) notify the other Parties promptly if it or any of its Representatives receives any approach or communication with respect to any Competing Proposal and shall promptly disclose to the other Parties the identity of any other persons involved and the nature and content of the approach or communication, and promptly provide the other Parties with copies of any such written communication.

Notwithstanding the foregoing provisions of this Section 4.01, (A) to the extent the Company Board specifically requests that a Senior Management Member (the “Relevant Senior Management Member”) cooperate in respect of any actual or potential Competing Proposals that were not initiated, solicited, or encouraged by any Senior Management Member, and the Relevant Senior Management Member determines (solely in his capacity as a management member of the Company, and not in his capacity as a shareholder) that, based on the written advice of Cayman Islands counsel to the Consortium or the Company that he is obligated in such capacity to cooperate with the Company in order to comply with his fiduciary duties under Cayman Islands law, the Relevant Senior Management Member may provide such cooperation but only to the extent required to comply with such fiduciary duties in such capacity and in no event shall this clause be used as a means intended to circumvent the exclusivity provisions hereof. In any event, none of the Senior Management Members shall, during the Exclusivity Period, (i) enter into any understanding or arrangement with any party to the Competing Proposal or any Affiliate thereof (including in respect of such Competing Proposal, holding any employment, consulting, or advisory role with the Company, any successor entity of the Company or its businesses or any Affiliate thereof, or holding any equity or debt in respect of the same), or (ii) hold any employment, consulting, or advisory role with any party to the Competing Proposal or any Affiliate thereof; and (B) any Senior Management Member may make a Transfer to his spouse, siblings, parents, lineal descendants or antecedents or the estates of or trusts for the benefit of such Senior Management Member or his spouse, siblings, parents or lineal descendants or antecedents, provided, however, that in all cases, any such Transfer shall not relieve the transferor of his obligations hereunder with respect to the transferred Securities.

ARTICLE V

TERMINATION

Section 5.01 Failure to Agree; Other Termination Events.

(a) If IDG and the Senior Management Member Representative, after good faith endeavors to pursue the Transaction in compliance with the other sections of this Agreement, are unable to agree either (x) as between them upon the material terms of the Transaction, the Term Sheet or the Shareholders’ Agreement or (y) with the Special Committee on the material terms of the Transaction which the Special Committee agrees to recommend to the public shareholders of the Company then, subject to Section 5.02, the Senior Management Member Representative may cease the participation in the Transaction by the Senior Management Members as a group by delivery of a written notice to IDG, and IDG may cease its participation in the Transaction by delivery of a written notice to the Senior Management Member Representative, and upon such notification this Agreement shall terminate.

(b) Subject to Section 5.02, this Agreement shall terminate upon the earlier to occur of (i) a written agreement among the Parties to terminate this Agreement, and (ii) the Closing.

Section 5.02 Effect of Termination.

(a) Upon any termination of this Agreement pursuant to Section 5.01, ARTICLE III (Transaction Costs), Section 4.01(a) (other than Section 4.01(a)(i), (i), (iii) and (iv)), Section 4.01(b) (other than Section 4.01(b)(v)), Section 4.01(c) and Section 4.01(d) (Exclusivity and Transfers), ARTICLE V (Termination), Section 6.02 (Confidentiality), ARTICLE VII (Notices) and ARTICLE IX (Miscellaneous) shall continue to bind the Parties.

(b) Other than as set forth in Section 5.02(a) or in respect of a breach of this Agreement by any Party prior to the termination of this Agreement with respect to such Party, the Parties shall not otherwise be liable to each other in relation to this Agreement.

ARTICLE VI

ANNOUNCEMENTS AND CONFIDENTIALITY

Section 6.01 Announcements. No announcements regarding the subject matter of this Agreement shall be issued by the Consortium or any Party other than as mutually consented to by the Senior Management Member Representative and IDG (which consent shall not be unreasonably withheld) or as required by applicable laws, rules or regulations.

Section 6.02 Confidentiality.

(a) Except as set forth in Section 6.01 or permitted under Section 6.03, each Party shall not, and shall direct that its Representatives that receive Confidential Information and act on behalf of such Party do not, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct its Representatives that receive Confidential Information and act on behalf of such Party not to, use any Confidential Information for any purpose other than for the purposes of this Agreement or the Transaction.

(b) Subject to Section 6.02(c), the Recipient shall safeguard and return to the Discloser any Confidential Information which falls within paragraph (a) of the definition of Confidential Information, on demand, or in the case of electronic data (other than any electronic data stored on the back-up tapes of the Recipient’s hardware), return or destroy such Confidential Information at the option of the Recipient.

(c) Each Party may retain in a secure archive a copy of the Confidential Information referred to in Section 6.02(b) if the Confidential Information is required to be retained by such Party for regulatory purposes or in connection with a bona fide document retention policy.

(d) Each Party acknowledges that, in relation to Confidential Information received from any other Party, the obligations contained in Section 6.02 shall continue to apply for a period of 12 months following termination of this Agreement unless otherwise agreed in writing.

Section 6.03 Permitted Disclosures. A Party may make disclosures (a) to those of its Representatives as such Party reasonably deems necessary to give effect to or enforce this Agreement (including, with respect to IDG, potential sources of capital) but only on a confidential basis; (b) if required by law or a court of competent jurisdiction, the SEC, the NASDAQ or another regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, including any required Schedule 13D filings, but only as far as practicable and lawful after the form and terms of that disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment on the form and terms of disclosure, in each case, to the extent reasonably practicable; or (c) if the information is publicly available other than through a breach of this Agreement by such Party or its Representatives.

ARTICLE VII

NOTICES

Section 7.01 Notices. Any notice, request, instruction or other document to be given between the Senior Management Members and the Sponsor shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, overnight courier or electronic mail:

If to the Senior Management Members:

Mr. Yuqiang Deng

Sungy Mobile Limited

Floor 17, Tower A, China International Center

No.33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Phone Number: +86 20 6681 5066

with copies to (which shall not constitute notice):

Orrick, Herrington & Sutcliffe LLP

47/F Park Place

1601 Nanjing Road West

Shanghai 200040

People’s Republic of China

Attention: Jie Jeffrey Sun

Facsimile: +86 21 6109 7022

Email: jeffrey.sun@orrick.com

And

Orrick, Herrington & Sutcliffe LLP

The Orrick Building

405 Howard Street

San Francisco, CA 94105

U.S.A.

Attention: Richard Vernon Smith

Facsimile: +1-415-773-5759

Email: rsmith@orrick.com

If to IDG:

Registered Office:	c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY-9005, Cayman Islands

Correspondence Address:	c/o IDG Capital Management (HK) Ltd. Unit 5505, 55/F, The Centre, 99 Queen’s Road Central, Hong Kong Attention: Mr. Chi Sing Ho Facsimile: +852-2529-1619

with a copy to:	Room 616, Tower A, COFCO Plaza, 8 Jianguomennei Dajie Beijing, 100005, P.R. China Attention: Mr. Xiaobing Yin / Ms. Bin Li Facsimile: +86 10 8512 0225

with a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Unit 3601, Office Tower A, Beijing Fortune Plaza, No. 7 Dongsanhuan Zhonglu, Chaoyang District, Beijing 100020, China

Attention: Xiaoyu Greg Liu

Facsimile: + 86 10 6530 9070

Email: gliu@paulweiss.com

or to such other address or facsimile number or electronic mail as the Senior Management Member Representative or the Sponsor may hereafter specify for such purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

ARTICLE VIII

REPRESENTATIONS AND WARRANTIES

Section 8.01 Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority or, in the case of a Party being a natural person, the legal capacity and right to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement, (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof, and (d) it has complied and shall continue to comply in all material respects with all laws applicable to it in connection with the execution, delivery and performance of this Agreement. Each Party further represents and warrants, on behalf of such Party only, to the other Parties that (i) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (A) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract or agreement to which such Party is a party or by which such Party is bound or office such Party holds, (B) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of the properties or assets of such Party, or (C) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (ii) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Party.

Section 8.02 Company Ordinary Shares. Subject to the terms and conditions of any Company equity incentive plans (including any agreements entered into between the Senior Management Members and the Company in connection therewith) under which Company Ordinary Shares or other Securities of the Company were issued to or are held by the Senior Management Members, each of the Parties represents and warrants that (i) as of the date of this Agreement, such Party holds of record (free and clear of any encumbrances or restrictions) the number of outstanding Company Ordinary Shares set forth under the heading “Company Ordinary Shares” corresponding to his or its name on Schedule A, (ii) as of the date of this Agreement, such Party holds (free and clear of any encumbrances or restrictions) the other Securities of Company set forth under the heading “Other Securities” corresponding to his or its name on Schedule A, and (iii) such Party has the sole right to control the voting and disposition of the Company Ordinary Shares and any other Securities of Company held by such Party, and (iv) as of the date of this Agreement, such Party does not directly or indirectly own any Company Ordinary Shares or other Securities of Company, other than the Securities set forth on Schedule A corresponding to his or its name. For purposes of this Section 8.02, “owns” means the relevant Party (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

Section 8.03 Separate Representations and Warranties. Each representation and warranty in Section 8.01 and Section 8.02 is a separate representation and warranty. The interpretation of any representation and warranty may not be restricted by reference to or inference from any other representation and warranty.

Section 8.04 Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Section 8.01 and Section 8.02 and have been induced by them to enter into this Agreement.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Entire Agreement. This Agreement, together with any joinder agreement executed after the date hereof, constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

Section 9.02 Further Assurances. Each Party shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

Section 9.03 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

Section 9.04 Amendments; Waivers. Subject to the provisions of Section 1.04, (a) neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties, and (b) no provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 9.05 Language. The official text of this Agreement and any notices given or made hereunder shall be in English.

Section 9.06 Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of the other Parties. This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement, whether express or implied, is intended to or shall confer upon any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns, any rights, benefits, claims or remedies whatsoever under or by reason of this Agreement or any provision hereof.

Section 9.07 No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venture partner of any other Party.

Section 9.08 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

Section 9.09 Governing Law and Dispute Resolution.

(a) This Agreement shall be governed by, and construed in accordance with, the substantive laws of Hong Kong without regard to the conflicts of laws principles of any jurisdiction.

(b) Any dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision), shall be finally resolved by arbitration in Hong Kong under the auspices of the Arbitration Centre and in accordance with the UNCITRAL Arbitration Rules as are in force at the date of this Agreement and as may be amended by the rest of this Section 9.09. For the purpose of such arbitration, there shall be three arbitrators (the “Arbitration Board”). IDG shall select one arbitrator and the Senior Management Member Representative shall select one arbitrator. All selections shall be made within thirty (30) days after the selecting Party gives or receives the demand for arbitration. Such arbitrators shall be freely selected, and the Parties shall not be limited in their selection to any prescribed list. The Chairman of the Arbitration Centre shall select the third arbitrator. If any arbitrator to be appointed by a Party has not been appointed and consented to participate within thirty (30) days after the selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Arbitration Centre.

Section 9.10 Remedies. Without prejudice to the rights and remedies otherwise available to any Party, including the right to claim money damages for breach of any provision hereof, any Party may bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) from any court of competent jurisdiction to enforce or prevent any violations of any provision of this Agreement.

Section 9.11 Limitation on Liability. The obligation of each Party under this Agreement is several (and not joint or joint and several).

ARTICLE X

DEFINITIONS AND INTERPRETATION

Section 10.01 Definitions. In this Agreement, unless the context requires otherwise: -

“ADSs” means the American Depositary Shares of the Company representing Company Ordinary Shares.

“Advisors” means the legal, accounting, banking and other advisors and/or consultants of the Consortium, Holdco, Merger Sub, the Parties and/or a Party, as the case may be, appointed in connection with the Transaction.

“Affiliates” of a person (the “Subject Person”) means (a) in the case of a person other than a natural person, any other person that directly or indirectly Controls, is Controlled by or is under common Control with the Subject Person and (b) in the case of a natural person, any other person that directly or indirectly is Controlled by the Subject Person or is a Relative of the Subject Person or any person directly or indirectly Controlled by such Relative.

“Agreement” means this Consortium Agreement, as amended, modified or supplemented from time to time in accordance with its terms.

“Arbitration Board” has the meaning set out in Section 9.09.

“Arbitration Centre” means the Hong Kong International Arbitration Centre.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in the People’s Republic of China, Hong Kong and in New York, New York for the transaction of normal banking business.

“Closing” means the consummation of the Transaction.

“Company” has the meaning given in the recitals.

“Company Board” has the meaning given in the recitals.

“Company Ordinary Shares” means the Company’s issued and outstanding Class A and Class B ordinary shares, par value US$0.0001 per share.

“Competing Proposal” means a proposal, offer or invitation to the Company, IDG, any Senior Management Member, any other Party or any of their respective Affiliates (other than the Proposal and any amendments thereto), that involves the direct or indirect acquisition of 10% or more of the Company Ordinary Shares or of equity interests of any of the Company’s material subsidiaries, a sale of all or any significant amount of the assets of the Company or of any of its material subsidiaries, a restructuring, recapitalization, merger or other business combination transaction involving the Company, or some other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Consortium” has the meaning given in the recitals.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality or such information is or becomes publicly available other than through a breach of this Agreement by such Party, and (b) the existence or terms of, and any negotiations or discussions relating to, the Proposal and any Documentation.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person whether through the ownership of voting securities, contract or otherwise.

“Debt Financing” has the meaning given in Section 1.05(a).

“Discloser” has the meaning given in Section 6.02(a).

“Documentation” means the documentation required to implement the Transaction, including the Proposal, the Merger Agreement, Debt Financing documents, filings with the SEC and other governmental agencies, and ancillary documentation.

“Exchange Act” has the meaning given in the recitals.

“Exclusivity Period” means the period beginning on the date hereof and ending on the date that is twelve months after the date hereof, provided that if the Merger Agreement is executed within twelve months after the date hereof, the Exclusivity Period shall be extended to the date until the earlier of (a) the consummation of the Transaction and (b) the termination of the Merger Agreement in accordance with the terms thereof; provided further that the provisions of Section 4.01 shall terminate automatically if the Parties have not signed the Term Sheet before the earlier of six months from the date hereof and the date of the signing of the Merger Agreement.

“Financing Banks” has the meaning given in Section 1.05(a).

“Holdco” has the meaning given in the recitals.

“IDG” has the meaning given in the preamble.

“Merger Agreement” has the meaning given in Section 1.07.

“Merger Sub” has the meaning given in the recitals.

“NASDAQ” has the meaning given in the recitals.

“Parties” has the meaning given in the preamble.

“Proposal” has the meaning given in the recitals.

“Recipient” has the meaning given in Section 6.02(a).

“Relative” of a natural person means the spouse (including cohabitant) of such person and any parent, grandparent, child, grandchild, sibling, uncle, aunt, nephew, niece or great-grandparent of such person or spouse.

“Relevant Senior Management Member” has the meaning given to it in Section 4.01.

“Representatives” of a Party means such Party’s Affiliates and the officers, managers, directors, members, partners, employees, agents, legal counsel, accountants, consultants, financial advisors, potential sources of equity or debt financing of such Party and its Affiliates, and any representatives of the foregoing. The Representatives shall include the Advisors.

“Rollover Shares” has the meaning given in Section 1.06.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means (a) any ADSs, (b) any Company Ordinary Shares, and (c) any warrants, options, restricted shares or restricted share units that represent or entitle the holder to receive ADSs or the Company Ordinary Shares and any other securities which are convertible into or exercisable for ADSs or the Company Ordinary Shares.

“Senior Management Members” has the meaning given in the preamble.

“Senior Management Member Representative” has the meaning given in Section 1.04.

“Shareholders’ Agreement” has the meaning set out in Section 1.06.

“Special Committee” means a special committee of independent directors of the Company that will be established to be responsible for, among other matters, negotiating the terms of the Transaction.

“Surviving Company” has the meaning given in the recitals.

“Term Sheet” has the meaning set out in Section 1.07.

“Transaction” has the meaning given in the recitals.

“Transfer” has the meaning given in Section 4.01(b).

Section 10.02 Statutory Provisions. All references to statutes, statutory provisions, enactments, directives or regulations shall include references to any consolidation, reenactment, modification or replacement of the same, any statute, statutory provision, enactment, directive or regulation of which it is a consolidation, re-enactment, modification or replacement and any subordinate legislation in force under any of the same from time to time.

Section 10.03 Recitals and Schedules. References to this Agreement include the recitals and schedules which form part of this Agreement for all purposes. References in this Agreement to the Parties are references respectively to the Parties and their legal personal representatives, successors and permitted assigns.

Section 10.04 Meaning of References. In this Agreement, unless the context requires otherwise:

(a) words importing one gender shall be treated as importing any gender, words importing individuals shall be treated as importing corporations and vice versa, words importing the singular shall be treated as importing the plural and vice versa, and words importing the whole shall be treated as including a reference to any part thereof;

(b) references to a “person” shall include any individual, firm, body corporate, unincorporated association, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality. References to a “company” shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(c) references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation;

(d) any reference to “writing” or “written” includes any method of reproducing words or text in a legible and non-transitory form;

(e) references to any document (including this Agreement) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time;

(f) references to “US$” are to the lawful currency of the United States of America, as at the date of this Agreement; and

(g) references to “Company Ordinary Shares” shall include Company Ordinary Shares represented by ADSs.

Section 10.05 Headings. Section and paragraph headings and the table of contents are inserted for ease of reference only and shall not affect construction.

Section 10.06 Negotiation of the Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event that an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

By:	/s/ Yuqiang Deng
Name:	Yuqiang Deng
Title:	Senior Management Representative and Chairman and CEO of the Company

By:	/s/ Zhi Zhu
Name:	Zhi Zhu
Title:	Senior Management Member and COO of the Company

IDG-ACCEL CHINA GROWTH FUND L.P.
By:	IDG-Accel China Growth Fund Associates L.P., its General Partner
By:	IDG-Accel China Growth Fund GP Associates Ltd., its General Partner

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorised Signatory

IDG-ACCEL CHINA GROWTH FUND-A L.P.
By:	IDG-Accel China Growth Fund Associates L.P., its General Partner
By:	IDG-Accel China Growth Fund GP Associates Ltd., its General Partner

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorised Signatory

IDG-ACCEL CHINA INVESTORS L.P.
By:	IDG-Accel China Investors Associates Ltd., its General Partner

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorised Signatory

IDG TECHNOLOGY VENTURE INVESTMENT III, L.P
By:	IDG Technology Venture Investment II LLC, its General Partner

By:	/s/ Chi Sing Ho
Name:	Chi Sing Ho
Title:	Authorised Signatory

SCHEDULE A

Information of the Parties

(1) Name of Party	(2) Number of Company Ordinary Shares Rolled Over	(3) Number of Company Ordinary Shares Not Rolled Over	(4) Other Securities of the Company Rolled Over	(5) Other Securities of the Company Not Rolled Over	(6) Percentage Ownership of Holdco after the Transaction
Yuqiang Deng	38,895,676				70%
Zhi Zhu
IDG-Accel China Growth Fund L.P.	14,729,964				30%
IDG-Accel China Growth Fund A - L.P.	3,010,129
IDG Technology Venture Investment III, L.P.	21,428,600
IDG-Accel China Investors L.P.	1,372,235

SCHEDULE B

Proposal

Proposal Letter

April 13, 2015

The Board of Directors

SUNGY MOBILE LIMITED (the “Company”)

Floor 17, Tower A, China International Center

No. 33 Zhongshan 3rd Road

Yuexiu District, Guangzhou 510055

People’s Republic of China

Dear Sirs and Madams:

We, Yuqiang Deng and Zhi Zhu (collectively, “we” or “us”) are pleased to submit this preliminary non-binding proposal to acquire all of the outstanding ordinary shares of the Company not already owned by us in a going private transaction (the “Transaction”) described below.

We believe our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a premium of approximately 9% to the Company’s closing price on April 10, 2015, and a premium of approximately 20% ttohe volume-weighted average closing price during the last 30 trading days. We are confident that the Transaction can be closed on a highly expedited basis as outlined in this letter.

Set forth below are the key terms of our proposal.

1	Buyer. We intend to form a transaction vehicle (“Buyer”) for the purpose of pursuing the Transaction.

2	Purchase Price. The purchase price payable will be US$4.9 per American Depositary Share (“ADSs,” each ADS representing six Class A ordinary shares of the Company) or approximately US$0.82 per ordinary share in cash, in each case other than for certain ADSs or ordinary shares held by directly or indirectly by us, who would continue to hold equity.

3	Financing. We intend to finance the Transaction with debt. We expect commitments for the debt financing, subject to the terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are executed.

4	Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with discussions on the Definitive Agreements.

5	Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) in respect of the Transaction. These agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transaction of this type.

6	Process. Given our involvement in the Transaction, we believe it is prudent and in the best interests of the Company for the Company’s Board of Directors to establish a special committee of independent directors to consider the Transaction (the “Special Committee”). We also expect that the Special Committee would retain independent advisors, including an independent financial advisor, to assist it in its work.

In considering our offer, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already beneficially own, and that we do not intend to sell our stake in the Company to a third party.

7	Confidentiality. We are sure you will agree that it is in all of our interests to ensure that we proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements.

Until a confidentiality agreement is signed, any written news releases by the Company or us pertaining to the Transaction shall be reviewed and approved by the Company and ourselves prior to their release, subject to any requirements of law.

8	No Binding Commitment. This proposal letter does not constitute an offer capable of acceptance or any binding commitment with respect to a Transaction. Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

In closing, we would like to express our commitment to working with you to bring this Transaction to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Sincerely,

/s/ Yugiang Deng
Yuqiang Deng

/s/ Zhi Zhu
Zhi Zhu